October 11, 2011

VIA EDGAR CORRESPONDENCE

John Reynolds

Assistant Director

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Rotech Healthcare Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 000-50940

Dear Mr. Reynolds:

In response to your letter dated September 29, 2011, Rotech Healthcare Inc. (the “Company”) is today submitting to the Staff of the Securities and Exchange Commission a letter from our counsel, Joel H. Trotter of Latham & Watkins LLP.

Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROTECH HEALTHCARE INC.

By:	/s/ Philip L. Carter
	Name:	Philip L. Carter
	Title:	Chief Executive Officer

/s/ Rebecca L. Myers
	Name:	Rebecca L. Myers
	Title:	Chief Legal Officer